ELMCORE SECURITIES LLC

Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	430,383
Accounts Receivable		40,066
Other Assets		767
Total Assets	$	471,216

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	45,344
Total Liabilities	$	45,344
MEMBER'S EQUITY		
Member's Equity	$	425,872
Total Member's Equity	$	425,872
Total Liabilities and Member's Equity	$	471,216

The accompanying notes are an integral part of these financial statements